Almaty Astana Dubai Frankfurt Houston Istanbul	London Mexico City Milan Muscat Paris Washington, D.C.	Curtis, Mallet-Prevost, Colt & Mosle llp Attorneys and Counsellors at Law 101 Park Avenue New York, New York 10178—0061	Telephone 212-696-6000 Facsimile 212-697-1559 www.curtis.com

August 10, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Kathleen Collins, Accounting Branch Chief

Re:                           Flextronics International Ltd.

Form 10-K for the Fiscal Year Ended March 31, 2011

Filed on May 23, 2011

File No. 000-23354

Ladies and Gentlemen:

On behalf of Flextronics International Ltd., a Singapore company (the “Company”), we are providing this letter in response to the comments raised with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended March 31, 2011 (the “10-K”) in the letter dated August 2, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission to Mr. Jonathan Hoak, Senior Vice President and General Counsel of the Company.  Set forth below are the Company’s responses to the Staff’s comments.  To facilitate your review, the Staff comments, as set forth in the Comment Letter, are reprinted in italics, numbered to correspond with the paragraph numbers assigned in the Comment Letter, and are followed by the corresponding response from the Company.

Form 10-K for the Fiscal Year Ended March 31, 2011

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Accounting for Income Taxes, page 37

1.                                       Tell us your consideration to provide disclosures that explain in greater detail the impact on your effective income tax rates and obligations of having earnings in countries where you have lower statutory tax rates.  In this regard, you should consider explaining the relationship between the foreign and domestic effective tax rates in greater detail as it appears as though separately discussing the foreign effective income tax rates may be important information necessary to understanding your results of operations.  To the extent that certain countries have a more significant impact on your effective tax rate, then tell us how you considered clarifying this information and including a discussion regarding how potential changes in such countries’ operations may impact your results of operations.  Also, tell us if you have entered into any agreements with the Internal Revenue Service with regard to certain foreign jurisdictions (e.g. advanced pricing agreements), and if so tell us what consideration you have given to including a discussion of the material terms of such agreements.  We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 34-48960.

Company Response:

The Company agrees that a discussion of the effect of foreign tax rates on its effective tax rate is important information assisting readers in understanding the Company’s results of operations.  The Company advises the Staff that a discussion of the consequences of having earnings in countries where it has statutory rates differing from its domestic Singapore statutory rate of 17% was considered; however, for the fiscal years ended 2011 and 2010, the two items with the most significant impact on the Company’s effective tax rate involved changes to its valuation allowances and reserves for uncertain tax positions.

The impact of having earnings in countries where the Company has statutory rates differing from its domestic Singapore rate of 17% and the fact the Company enjoys tax holidays and incentives in several countries is discussed in MD&A under “Results of Operation — Income Taxes” on pages 45-46 of the 10-K:

“The consolidated effective tax rate for a particular period varies depending on the amount of earnings from different jurisdictions, operating loss carryforwards, income tax credits, changes in previously established valuation allowances for deferred tax assets based upon current analysis of the realizability of these deferred tax assets, as well as certain tax holidays and incentives granted to our subsidiaries primarily in China, Malaysia, Israel, Poland and Singapore.”

In addition, the Company’s disclosure in the MD&A under both “Critical Accounting Policies” and “Results of Operations — Income Taxes” refers the reader to note 8 to the audited financial statements, which quantifies the consequences of rate differentials on its effective tax rate.  The Company also advises the Staff that for fiscal year ended 2012, the Company does not anticipate changes in future operating activity will have a significant impact on the effective tax rate because the mix of our operations in various jurisdictions is not expected to change substantially.

The Company will continue to monitor the impact of having earnings in countries with differing statutory rates.  In future periods, the Company will enhance the disclosure in the MD&A to include the impact of foreign earnings taxed at different rates than Singapore rates in the period over period discussion of the effective tax rate to the extent the impact becomes more significant.

Finally, the Company informs the Staff that it has not entered into any agreements with the Internal Revenue Service with regard to any foreign jurisdiction.

Liquidity and Capital Resources, page 46

2.                                       You indicate in Note 8 that you did not provide for income taxes on approximately $500 million of undistributed foreign earnings, as such earnings are not intended to be repatriated in the foreseeable future.  Tell us your consideration to quantify the amount of cash and investments that are currently held outside of the U.S. in jurisdictions where earnings are permanently reinvested.  We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 34-48960.

Company Response:

The Company submits that it considers the need to disclose the amount of cash and investments currently held outside of its Singapore domicile and the impact of repatriating the undistributed earnings of foreign subsidiaries.  Regarding assets and investments held outside of Singapore, the Company has determined that undistributed earnings from its foreign subsidiaries will be invested indefinitely in those jurisdictions where they were earned, which was primarily China.  The Company has ongoing operations in these countries and has historically used the earnings generated in those countries to fund and expand operations there.  .  Our current plans do not demonstrate a need to repatriate earnings from these countries to fund our other operations.  As a result, the Company submits that it does not believe disclosure of these amounts should be required as it is unlikely to result in any material impact to its consolidated liquidity.

However, the Company acknowledges that enhanced disclosure of liquidity impacts related to undistributed foreign earnings would assist readers in further understanding the

Company’s liquidity.  The Company submits to the Staff the MD&A disclosure on page 23 included in its Quarterly Report for the period ended July 1, 2011 filed on Form 10-Q with the Securities and Exchange Commission on August 9, 2011:

“Our cash balances are held in numerous locations throughout the world.  As of July 1, 2011 and March 31, 2011, substantially all of our cash and cash equivalents were held by foreign subsidiaries outside of Singapore.  Although substantially all of the amounts held outside of Singapore could be repatriated, under current laws, a significant amount could be subject to income taxes withholdings. We provide for tax liabilities on these amounts for financial statement purposes, except for certain of our foreign earnings that are considered indefinitely reinvested outside of Singapore (approximately $500 million as of March 31, 2011). Repatriation could result in an additional income tax payment, however, our intent is to permanently reinvest these funds outside of Singapore and our current plans do not demonstrate a need to repatriate them to fund our operations. Where local restrictions prevent an efficient intercompany transfer of funds, our intent is that cash balances would remain outside of Singapore and we would meet our liquidity needs through ongoing cash flows, external borrowings, or both.”

3.                                       We also note in some countries that local government regulations may restrict your ability to move cash balances to meet cash needs under certain circumstances.  Please tell us the amounts of your restricted net assets from these countries, the nature of these restrictions, and your consideration of providing further disclosures pursuant to Rule 4-08(e) of Regulation S-X, if applicable.

Company Response:

The Company considers the requirements of Rule 4-08(e) of Regulation S-X and advises the Staff that there are no material restrictions on its ability to move cash balances to meet cash needs.  In several of the countries where the Company operates, including China, there are controls in the form of exchange controls and/or formal government approvals for capital transactions such as investments and lending. These controls primarily involve a formal application process to transfer cash between operating subsidiaries and the parent.  The Company views the application processes as perfunctory in nature based on its substantial operating experience in these countries, and accordingly not as restrictions.  In future filings, the Company will revise its current MD&A disclosure on page 49 of the 10-K to add the underscored language indicated below:

“Liquidity is affected by many factors, some of which are based on normal ongoing operations of the business and some of which arise from fluctuations related to global economics and markets. Cash balances are generated and held in many locations throughout the world. Local government regulations may restrict our ability to move cash balances to meet cash needs under certain circumstances; however, any current restrictions are not material. We do not currently expect such regulations and restrictions to impact our ability to pay vendors and conduct operations throughout the global organization.”

Item 15.  Exhibits and Financial Statement Schedules

Note 7.  Commitments and Contingencies, page 87

4.                                       You disclose on page 88 that you believe the claims in the shareholder class action lawsuit are without merit.  If there is at least a reasonable possibility that a loss exceeding amount already recognized (or not recognized) may have been incurred, you must disclose an estimate of the possible loss or range of loss or a statement that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole.  Please refer to ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y.  Similar disclosures should be made to your discussion regarding the other legal proceedings, claims and litigations arising in the ordinary course of your business.  Please provide us with your proposed disclosures you plan to include in future filings.

Company Response:

The Company respectfully submits to the Staff it considered the guidance from ASC 450-20-50 and SAB Topic 5Y for estimates and disclosures of losses for its shareholder class action lawsuit and all legal proceedings.  For all legal proceedings for which the Company has determined that a loss is probable, there is not a material difference between the amount accrued and the loss estimated to be reasonably possible.  For legal proceedings in which a loss is reasonably possible, the range of risk of loss is not significant, and the Company determined that disclosure thereof would not be meaningful to investors. While the outcome of legal proceedings is inherently uncertain, the Company believes the amounts accrued related to its litigation matters are not material to the Company’s consolidated financial statements, and accordingly, disclosure of the amount accrued is not necessary.

The Company acknowledges the Staff’s comment and confirms that it will revise its disclosure in its future filings to more clearly indicate, if true, that, as of the end of the applicable period the Company believes that any possible losses resulting from claims in the shareholder class action lawsuit would not be material to the financial statements as a whole.

The Company respectfully submits to the Staff the footnote disclosures for its Legal Contingencies as included in its Quarterly Report for the period ended July 1, 2011 filed on Form 10-Q with the Securities and Exchange Commission on August 9, 2011, which incorporates such revisions (changes from the disclosures in the Company’s Annual Report on Form 10-K for the year ended March 31, 2011 have been underscored).

“On June 4, 2007, a shareholder class action lawsuit was filed in Santa Clara County Superior Court. The lawsuit arises out of the merger with Solectron Corp. in 2007 and other defendants include selected officers of the Company, Solectron and Solectron’s former directors and officers. On behalf of the class, the plaintiff seeks compensatory, rescissory, and other forms of damages, as well as attorneys’ fees and costs. The plaintiff does not seek a jury trial.  On August 12, 2010, the Court certified a class of all former Solectron shareholders that were entitled to vote and receive cash or shares of the Company’s stock in exchange for their shares of Solectron stock following the merger. On April 21, 2011, the Court granted a request by the plaintiff’s counsel to withdraw as class counsel, and ordered the plaintiff to retain new counsel by June 24, 2011. The plaintiff failed to do so, thus on June 28, 2011, the Court issued an order to show cause why the case should not be dismissed and the hearing is scheduled for August 12, 2011.  The Company believes that the claims are without merit and any possible losses resulting from such claims would not be material to the financial statements as a whole.

In addition, from time to time, the Company is subject to other legal proceedings, claims, and litigation arising in the ordinary course of business. The Company defends itself vigorously against any such claims. Although the outcome of these matters is currently not determinable, management expects that any possible losses resulting from these matters that are in excess of amounts already accrued in its consolidated balance sheet would not be material to the financial statements as a whole.”

5.                                       You also state that you do not expect the outcome of other legal proceedings, claims, and litigation arising in the ordinary course of business to have a material adverse effect on your consolidated financial position, results of operations or cash flows.  It is unclear whether you omitted the consolidated statements of comprehensive income (loss) and statements of shareholders’ equity for a particular reason.  Please revise this language in your next Form 10-Q to ensure that your disclosures provide information in the context of that which is material to your financial statements, rather than any variation thereof, and provide us with your proposed disclosure.

Company Response:

The Company acknowledges the Staff’s comment and confirms that it did not intentionally omit the consolidated statements of comprehensive income (loss) and statements of shareholders’ equity for any particular reason.  The Company respectfully directs the Staff’s attention to the revised disclosure for legal contingencies in the Response to Staff’s Comment number four above whereby the disclosure now provides information in the context of that which is material to the financial statements as a whole.

6.                                       In addition, your reference to the “ultimate costs to resolve these matters” is unclear.  For example, it is unclear whether this phrase suggest that the accrued amount is immaterial, the range of reasonably possible loss in excess of the amount accrued is immaterial, or something else.  Please clarify this phrase in your next Form 10-Q and provide us with your proposed disclosures.

Company Response:

The Company acknowledges the Staff’s comment and confirms its intent to communicate the range of reasonably possible losses in excess of the amount accrued is immaterial.  The Company respectfully advises the Staff that the Company will modify the disclosure for legal contingencies revising the language from “…ultimate costs to resolve these matters…” to state: “…management expects that any possible losses resulting from these matters that are in excess of amounts already accrued in its consolidated balance sheet would not be material to the financial statements as a whole”.  The Company respectfully directs the Staff’s attention to the revised disclosure for legal contingencies in the response to comment number four above.  Supplementally, the Company informs the Staff that the amounts accrued in the consolidated balance sheets as of March 31, 2011 and July 1, 2011 for these matters were considerd immaterial and therefore not disclosed.

****

In connection with this response, the Company is furnishing a separate letter, attached hereto, acknowledging the Tandy representations.

Should you have any questions or comments relating to this letter, kindly contact the undersigned at 212-696-6918.

Very truly yours,

/s/Jeffrey N. Ostrager

Jeffrey N. Ostrager

cc:        Jonathan S. Hoak, Flextronics International Ltd.

Susan Marsch, Flextronics International Ltd.

Christopher Collier, Flextronics International Ltd.

Joe Maglione, Deloitte & Touche LLP

Melissa Feider, Securities and Exchange Commission

Flextronics International Ltd.	65.6876 9899 Main
(Co. Reg. No. 199002645H)	www.flextronics.com
2 Changi South Lane
Singapore 486123

August 10, 2011

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

One Station Place

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Ms. Kathleen Collins, Accounting Branch Chief

Re:                           Flextronics International Ltd.

Form 10-K for the Fiscal Year Ended March 31, 2011

Filed on May 23, 2011

File No. 000-23354

Ladies and Gentlemen:

On behalf of Flextronics International Ltd., a Singapore company (the “Company”), in response to the comments raised in the letter dated August 2, 2011 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, the Company acknowledges that:

•                                         the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                         Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                         the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Christopher Collier

Christopher Collier
Chief Accounting Officer